[LETTERHEAD OF CENTER FINANCIAL]

September 27, 2005

Mr. Kevin W. Vaughn,

Accounting Branch Chief,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, D.C. 20549.

Re:	Center Financial Corporation

Form 10-K filed March 31, 2005

Form 8-K filed August 9, 2005

File No. 0-50050

Dear Mr. Vaughn:

Center Financial Corporation (the “Company”) is responding to the Staff’s comment letter (the “Comment Letter”) dated August 22, 2005 addressed to the undersigned concerning the Company’s Form 10-K for the year ended December 31, 2004 (the “2004 10-K”) and Form 8-K filed on August 9, 2005 (the “Form 8-K”). The Company acknowledges that it is solely responsible for the adequacy and accuracy of the disclosure in the 2004 10-K and the Form 8-K. The Company also acknowledges that the Staff’s comments or changes to the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the 2004 10-K or the Form 8-K, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the 2004 10-K.

Mr. Kevin W. Vaughn	Page 2

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. References to page numbers in the bold text are references to page numbers in the 2004 10-K.

Form 10-K for the Year Ended December 31, 2004:

Derivatives, page 64

1.	In your Form 8-K filed on August 9, 2005 you have disclosed that your financial statements for the years ended December 31, 2004, 2003 and 2002 can no longer be relied upon because you had inappropriately applied the shortcut method of assessing hedge effectiveness for certain hedging relationships that did not qualify for such accounting.

•	Please tell us whether such misstatements are the result of your determination during the 4th quarter of 2004 that your interest rate swaps did not qualify for hedge accounting treatment because the designated risk being hedged was not based on the benchmark interest rate and therefore did not qualify for shortcut accounting treatment.

In the course of a regularly scheduled review of our historical accounting with our new independent auditor, which review took place in the third quarter of 2005, the Company determined that the Company’s interest rate swaps did not qualify for hedge accounting treatment for the years 2004, 2003, 2002 and the first quarter of 2005.

•	Please tell us why you now believe that your application of the shortcut method to these hedges was also inappropriate during the years ended December 31, 2004, 2003 and 2002.

The effectiveness test that the Company used prior to October 1, 2004 was the “shortcut method.” The Company concluded that this form of testing was not permitted under SFAS 133 and SFAS 138 because the swaps were indexed to the prime rate, which was not a permissible benchmark interest rate.

•	Please tell us whether the restatement of your financial statements will reflect no hedge accounting or a change to the long-haul method of assessing effectiveness for these hedges.

The restatement of our financial statements will reflect no hedge accounting.

Mr. Kevin W. Vaughn	Page 3

2.	Please tell us whether you entered into any other hedging transactions besides the four interest rate swaps disclosed on page 65 for which you applied hedge accounting under SFAS 133 during any of the periods presented.

In late 2001 and during 2002, the Company entered into a total of five interest rate swaps for a notional amount of $110 million to hedge the interest rate risk associated with the cash flows of specifically identified variable-rate loans. One interest rate swap was terminated partially in the notional amount of $25 million, from the original contract entered in October 2001 with a notional value of $45 million, and replaced during August 2002 at the same notional amount, but with a 3 year extended maturity to August 2006 and with a fixed rate of 6.25%. We did not enter into any other hedging transactions during any of the periods presented.

Controls and Procedures, page 109

3.	We note your statement that “even effective internal control over financial reporting, can provide only reasonable assurance with respect to financial statement preparation.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http:/www.sec.gov/rules/final/33-8238.htm.

We will make the appropriate revisions when we file our 10-K/A.

Form 8-K filed August 9, 2005:

4.	Please revise your Item 4.02 8-K to disclose whether your audit committee has discussed with your independent accountant the matters disclosed in your filing as required by Item 4.02(a)(3).

Our Form 8-K did disclose that our audit committee discussed with our independent accountants the matters disclosed in that filing. We have enclosed a copy of that Form 8-K for your reference.

Mr. Kevin W. Vaughn	Page 4

5.	We note your disclosure in your Form 8-K filed on August 9, 2005 that you intend to file restated financial statements. Please tell us when you will file your restated Form 10-K.

We will file our Amended Form 10-K as soon as possible after the audit of our restated financials is completed. We believe that such filing should be possible by the middle of October. However, we note that the audit process is not in our control.

* * * *

Any questions or comments may be communicated to the undersigned at (213) 401-2311. Please send copies of any correspondence relating to this filing to me by facsimile to (213) 386-6774 with the original by mail to me at the address on the top of this letter.

Very truly yours,

/s/ PATRICK HARTMAN

Patrick Hartman

cc:	Thomas Levine
(Center Financial Corporation)

Patrick S. Brown
(Sullivan & Cromwell LLP)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported)

August 3, 2005

CENTER FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

California	000-50050	52-2380548
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employee Identification No.)

3435 Wilshire Boulevard, Suite 700, Los Angles, California 90010

(Address of Principal Executive Offices) (Zip Code)

(213) 251-2222

(Registrant’s Telephone Number including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the follow provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On August 3, 2005, the Company’s Audit Committee concluded that the Company will be required to restate its previously issued financial statements as of and for the years ended December 31, 2004, 2003 and 2002 and certain quarters during those years, and that these financial statements should not be relied upon.

On August 4, 2005, the Company issued a press release regarding the restatements. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

As previously reported, the restatements for the periods mentioned relate to the accounting for the Company’s interest rate swaps, which were acquired in late 2001. These swaps had been accounted for under FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” on a basis known as the “short-cut method.” Management and the Audit Committee have concluded that this accounting treatment was inappropriate. With respect to the income statements for the various periods, the restatements are expected to result in changes to reported income and expense. However, the Company expects that there will be no material effect on either the statements of financial condition or cash flows for any of the periods involved.

The Company’s management and its Audit Committee have discussed with the Company’s independent auditor the matters disclosed in this filing.

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1	News release dated August 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 9, 2005	CENTER FINANCIAL CORPORATION

	By:	/s/ Patrick Hartman
Patrick Hartman
Chief Financial Officer
(Principal Accounting Officer, and officer authorized to sign on behalf of registrant)

EXHIBIT INDEX

Exhibit No.	Description
99. 1	News release dated August 4, 2005

Exhibit 99.1

Center Financial to Report Record Second Quarter Results; Company Delays Conference Call and Issuance of Final Q2 Results Pending Adjustments to June 30, 2004 Financial Statements

LOS ANGELES, Aug 04, 2005 (BUSINESS WIRE) — Center Financial Corporation (Nasdaq:CLFC), the holding company of Center Bank, today said it is delaying the timing of its 2005 second quarter earnings news release and conference call, pending adjustments to the company’s previously reported June 30, 2004 financial statements to ensure compliance with hedge accounting principles generally accepted in the United States.

While the company believes that its interest rate swaps have been effective as hedges since their inception in 2001, management recently determined that the method of evaluating the effectiveness of the hedges used in 2002 through 2004 did not meet the technical requirements necessary to qualify for the hedge accounting treatment utilized during those periods. As a result, the company will be restating its results from 2002 through 2004 with respect to the reporting of gains and losses due to changes in the fair market values of its interest rate swaps. Notwithstanding that the restatement is expected to have a material effect on certain of the company’s results of operations during the 2002 through 2004 periods, it is not expected to affect the company’s financial condition for any of those periods.

Center Financial also said it expects to report the following results for the 2005 second quarter:

•	Net income increased to $6.0 million, or $0.36 per diluted share
•	Net loans rose to $1.1 billion
•	Total deposits grew to $1.3 billion
•	Total assets increased to $1.5 billion
•	Return on average assets and return on average equity improved to 1.74% and 24.47%, respectively
•	Efficiency ratio improved to 47.81%
•	Revenues advanced to $26.8 million
•	Net interest income before provision for loan losses increased to $15.6 million
•	Noninterest income rose to $5.0 million

About Center Financial Corporation

Center Financial Corporation is the holding company of Center Bank, a community bank offering a full range of financial services for diverse ethnic